Exhibit 1

FOR IMMEDIATE RELEASE	26 October, 2015

| Third Quarter Trading Update

•	Third quarter reported revenue up 5.9% at £2.927 billion, down 1.6% at $4.533 billion in dollars, up 17.0% at €4.075 billion in euros and up 15.4% at ¥554 billion in yen

•	Third quarter constant currency revenue up 7.9%, like-for-like revenue up 4.6%

•	Third quarter constant currency net sales up 6.1%, like-for-like net sales up 3.3%

•	Nine months reported revenue up 6.5% at £8.766 billion, down 2.3% at $13.434 billion in dollars, up 18.9% at €12.065 billion in euros and up 14.9% at ¥1,625 billion in yen

•	Nine months constant currency revenue up 6.9%, like-for-like revenue up 4.8%

•	Nine months constant currency net sales up 5.2%, like-for-like net sales up 2.6%

•	Nine months operating margin up 0.5 margin points in constant currency, 0.3 margin points in reported and targeted to be up 0.3 margin points in constant currency for full year in line with objective

•	Average constant currency net debt up by £403 million for the first nine months of 2015 to £3.436 billion, reflecting increased acquisition activity and share buy-backs

•	Net new business of £3.212 billion in first nine months giving leadership again in all net new business league tables

•	Share buy-backs of £588 million in the first nine months, up significantly from £499 million in the same period last year and already at the full year target of 3.0% of the issued share capital, against 3.0% for the whole of last year

Revenue analysis

£ million	2015	Δ reported	Δ constant[1]	Δ LFL[2]	Acquisitions	2014
First half	5,839	6.8%	6.4%	4.9%	1.5%	5,469
Third quarter	2,927	5.9%	7.9%	4.6%	3.3%	2,763
First nine months	8,766	6.5%	6.9%	4.8%	2.1%	8,232

Net Sales analysis

£ million	2015	Δ reported	Δ constant	Δ LFL	Acquisitions	2014
First half	5,041	5.2%	4.7%	2.3%	2.4%	4,792
Third quarter	2,518	4.2%	6.1%	3.3%	2.8%	2,418
First nine months	7,559	4.9%	5.2%	2.6%	2.6%	7,210

[1]	Percentage change at constant currency exchange rates
[2]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Quarter 3 and first nine months highlights

•	Reported quarter 3 revenue growth of 5.9% in sterling, with constant currency growth of 7.9%, 3.3% growth from acquisitions and -2.0% from currency. The latter reflects the continuing weakness of the pound sterling against the US dollar, more than offset by the strength of sterling, primarily against the Euro and many currencies in the faster growth markets

•	Reported quarter 3 net sales growth of 4.2% in sterling, with constant currency growth of 6.1%, 2.8% growth from acquisitions and -1.9% from currency

•	Constant currency revenue growth in quarter 3 in all regions and business sectors, with particularly strong growth geographically in North America, the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, and functionally in advertising and media investment management and sub-sectors direct, digital and interactive and specialist communications

•	Like-for-like net sales growth in quarter 3 of 3.3%, stronger than 2.3% in the first half, partly the result of easier comparatives, with the gap compared to revenue growth less in the third quarter than the first half, as the scale of digital media purchases in media investment management and data investment management direct costs continued at a similar slightly lighter level to the second quarter

•	Operating profits and operating margins in the first nine months well in line with target, with an above target constant currency operating margin improvement of 0.5 margin points ahead of last year

•	Average net debt for the first nine months increased by £403 million to £3.436 billion compared to last year, at 2015 constant rates. This continued to reflect significant incremental net acquisition spend and share repurchases of £374 million in the twelve months to 30 September 2015, compared with the previous twelve months, more than offsetting the improvements in working capital over the same period

•	Net new business of $3.057 billion in the third quarter and $5.139 billion in the first nine months, resulting in the number one position in all net new business tables. Results to date in the tsunami of largely United States based media investment management reviews have been highly satisfactory with major retentions and wins and limited losses, and with significant opportunities still to be decided, where we have relatively limited exposure

Current trading and outlook

•	FY 2015 quarter 3 preliminary revised forecast | this remains to be formally reviewed and reflects characteristic caution in the fourth quarter forecast of like-for-like revenue and net sales growth, in comparison to the budgeted quarter 1 and quarter 2 revised forecasts. Headline net sales operating margin target improvement, as previously, of 0.3 margin points in constant currency

•	Dual focus in 2015 | 1. Stronger than competitor revenue and net sales growth (although competitors do not provide the latter metric) due to leading position in both faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue and net sales growth with headcount increases and improvement in staff costs to net sales ratio to enhance operating margins

•	Long-term targets | Above industry revenue and net sales growth due to geographically superior position in new markets and functional strength in new media, in data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality; improvement in staff cost to net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points; and headline diluted EPS growth of 10% to 15% p.a. from revenue and net sales growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

Review of quarter three and first nine months

Revenue

As shown in the table below, in the third quarter of 2015, reported revenue was up 5.9% at £2.927 billion. Revenue in constant currency was up 7.9% compared with last year, the difference to the reportable number reflecting the continuing weakness of the pound sterling against the US dollar, more than offset by the strength of sterling primarily against the Euro and many currencies in the faster growth markets. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 4.6%, slightly stronger than quarter two. Like-for-like revenue growth in the third quarter continued at similarly strong levels in the United States with softening in the United Kingdom, which was more than offset by significant increases in both Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe. Functionally, all sectors improved over the second quarter and, as in the first half, advertising and media investment management showed the strongest like-for-like growth, with media investment management particularly strong in North America, Western Continental Europe and Africa. Data investment management, public relations and public affairs and branding and identity, healthcare and specialist communications (including direct, digital and interactive) all showed an improving trend compared with the second quarter, particularly in public relations and public affairs and in the sub-sector of direct, digital and interactive.

In the first nine months, reported revenue was up 6.5% at £8.766 billion. Revenue in constant currency was up 6.9%, the difference to the reportable number reflecting the continuing weakness of the pound sterling against the US dollar, for the first time this year being more than offset by the strength of sterling against the euro and many currencies in the faster growth markets, thus resulting in a modest currency headwind.

On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 4.8% compared with the same period last year, with net sales up 2.6%, with the difference compared to revenue growth similar to the first half.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and net sales and revenue and net sales growth by region for the third quarter and first nine months of 2015, as well as the proportion of Group revenue and net sales by region;

Revenue analysis – Third Quarter

£ million	2015	Δ reported	Δ constant[3]	Δ LFL[4]	% group	2014	% group
N. America	1,091	15.4%	8.2%	6.8%	37.2%	945	34.2%
United Kingdom	435	7.6%	7.6%	1.1%	14.9%	404	14.6%
W. Cont Europe	552	-4.0%	6.2%	6.1%	18.8%	574	20.8%
AP, LA, AME, CEE[5]	849	1.1%	8.8%	2.9%	29.1%	840	30.4%
Total Group	2,927	5.9%	7.9%	4.6%	100.0%	2,763	100.0%

[3]	Percentage change at constant currency exchange rates
[4]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[5]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue analysis – First Nine Months

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
N. America	3,255	15.3%	6.7%	6.2%	37.2%	2,823	34.3%
United Kingdom	1,295	9.0%	9.0%	4.5%	14.8%	1,188	14.4%
W. Cont Europe	1,695	-6.8%	3.9%	4.5%	19.3%	1,818	22.1%
AP, LA, AME, CEE	2,521	4.9%	8.3%	3.4%	28.7%	2,403	29.2%
Total Group	8,766	6.5%	6.9%	4.8%	100.0%	8,232	100.0%

Net Sales analysis – Third Quarter

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
N. America	948	11.8%	5.0%	3.7%	37.6%	848	35.1%
United Kingdom	370	7.1%	7.1%	2.2%	14.7%	345	14.3%
W. Cont Europe	453	-5.4%	4.5%	4.6%	18.0%	480	19.8%
AP, LA, AME, CEE	747	0.3%	8.0%	2.4%	29.7%	745	30.8%
Total Group	2,518	4.2%	6.1%	3.3%	100.0%	2,418	100.0%

Net Sales analysis – First Nine Months

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
N. America	2,825	11.9%	3.6%	3.1%	37.4%	2,525	35.1%
United Kingdom	1,093	8.1%	8.1%	2.6%	14.4%	1,011	14.0%
W. Cont Europe	1,418	-7.4%	3.1%	2.3%	18.8%	1,532	21.2%
AP, LA, AME, CEE	2,223	3.8%	7.3%	2.3%	29.4%	2,142	29.7%
Total Group	7,559	4.9%	5.2%	2.6%	100.0%	7,210	100.0%

North America, with constant currency revenue growth of 8.2% and like-for-like growth of 6.8% in the third quarter, slightly lower than quarter two, but stronger than the first half, with advertising and media investment management, direct, digital and interactive and the Group’s specialist communications businesses continuing to perform well. Net sales however, continued to strengthen, up 3.7% like-for-like in quarter three, compared with 3.5% in quarter two and 2.8% for the first half.

The United Kingdom, with constant currency revenue growth of 7.6% and like-for-like growth of 1.1% in the third quarter, slowed compared with quarter two growth of over 4%, as parts of the Group’s advertising and media investment management, data investment management and healthcare businesses softened, partly offset by strong growth in public relations and public affairs and direct, digital and interactive. However, like-for-like net sales growth again showed a different pattern, up 2.2%, the same as quarter two.

Western Continental Europe, although remaining relatively more difficult from a macro economic point of view, showed considerable improvement in the third quarter, with like-for-like revenue growth of 6.1% and net sales growth of 4.6%, compared to 4.6% and 2.0% respectively in quarter two. Austria, Belgium, France, Germany, the Netherlands, Spain and Turkey performed strongly, with Greece and Ireland slower.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, showed the strongest growth in the third quarter, with constant currency revenue growth of 8.8%. Like-for-like revenue growth was 2.9% in the third quarter, much stronger than the 1.1% in quarter two, as Australia, China and the Philippines improved, partly offset by Indonesia and Malaysia, which were slower. Net sales followed a similar pattern to revenue, up 8.0% in constant currency and up 2.4% like-for-like, much stronger than the 5.0% and 0.7% respectively in quarter two.

In the first nine months of 2015, 29.4% of the Group’s net sales came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe. This was the same as the first half and a slight decrease over 29.7% for the same period last year and in comparison to the

Group’s revised strategic objective of 40%-45% over the next five years. With the continuing weakness of the majority of the fast growth market currencies, the proportion for the first nine months remained around 30% in constant currencies. Based on the preliminary quarter three revised forecast, the fast growth markets are expected to outperform the slower growth mature markets in the final quarter of the year, particularly in Asia Pacific and Latin America.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector for the third quarter and first nine months of 2015, as well as the proportion of Group revenue and net sales for the third quarter and first nine months by those sectors;

Revenue analysis – Third Quarter

£ million	2015	Δ reported	Δ constant[6]	Δ LFL[7]	% group	2014	% group
AMIM[8]	1,311	8.0%	10.5%	7.2%	44.8%	1,214	43.9%
Data Inv. Mgt.	584	-0.8%	3.8%	-1.0%	19.9%	588	21.3%
PR & PA9	229	6.5%	5.4%	4.1%	7.8%	214	7.8%
BI, HC & SC10	803	7.5%	7.6%	5.1%	27.5%	747	27.0%
Total Group	2,927	5.9%	7.9%	4.6%	100.0%	2,763	100.0%

Revenue analysis – First Nine Months

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
AMIM	3,950	9.6%	10.3%	8.5%	45.1%	3,604	43.8%
Data Inv. Mgt.	1,758	-0.4%	2.6%	-0.8%	20.1%	1,765	21.4%
PR & PA	687	5.7%	3.4%	2.2%	7.8%	650	7.9%
BI, HC & SC	2,371	7.2%	5.9%	4.0%	27.0%	2,213	26.9%
Total Group	8,766	6.5%	6.9%	4.8%	100.0%	8,232	100.0%

Net Sales analysis – Third Quarter

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
AMIM	1,092	2.6%	5.2%	3.7%	43.3%	1,064	44.0%
Data Inv. Mgt.	429	1.2%	5.8%	0.0%	17.1%	424	17.5%
PR & PA	225	6.2%	5.2%	4.5%	8.9%	212	8.8%
BI, HC & SC	772	7.7%	7.8%	4.3%	30.7%	718	29.7%
Total Group	2,518	4.2%	6.1%	3.3%	100.0%	2,418	100.0%

Net Sales analysis – First Nine Months

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
AMIM	3,313	4.1%	5.1%	3.4%	43.9%	3,182	44.1%
Data Inv. Mgt.	1,286	1.5%	4.4%	0.0%	17.0%	1,267	17.6%
PR & PA	675	5.2%	3.0%	2.5%	8.9%	642	8.9%
BI, HC & SC	2,285	7.9%	6.5%	3.1%	30.2%	2,119	29.4%
Total Group	7,559	4.9%	5.2%	2.6%	100.0%	7,210	100.0%

[6]	Percentage change at constant currency exchange rates
[7]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[8]	Advertising, Media Investment Management
[9]	Public Relations & Public Affairs
[10]	Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive)

In the first nine months of 2015, over 37% of the Group’s revenue came from direct, digital and interactive, up over 100 basis points from the previous year. Digital revenue across the Group was up strongly, almost 7% like-for-like. There does seem to be growing client concern around what one in particular calls the three “v“s, value, viewability and validation, particularly in relation to on-line video. There is also client concern with the unequal measurement standards between off-line and on-line media, along with concern over the possible understated impact of “bots”. We remain committed to the highest standards of clarity and transparency on media buying and leading the industry in developing more contemporary measurement standards in off-line and digital media, which even some of our competitors now acknowledge.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 10.5% in quarter three, with like-for-like growth of 7.2%, still the strongest performing sector but slightly lower than quarter two. Constant currency net sales growth was 5.2%, with like-for-like up 3.7%, well above quarter two. Media investment management was up strongly in quarter three, with Western Continental Europe and Asia Pacific improving, but advertising slowed in North America, the United Kingdom and Asia Pacific.

The Group gained a total of £1.910 billion ($3.057 billion) in net new business billings (including all losses) in the third quarter. Of this, J. Walter Thompson Company, Ogilvy & Mather, Y&R and Grey generated net new business billings of £252 million ($403 million). GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £1.526 billion ($2.442 billion) out of the Group’s total. Net new business billings won in the first nine months were £3.212 billion ($5.139 billion). This strong net new businesses performance continues to ensure leadership rankings in all net new business tables.

Data Investment Management

On a constant currency basis, data investment management revenue grew 3.8%, with like-for-like revenue down 1.0% in quarter three. On the same basis constant currency net sales were up 5.8% with like-for-like flat, an improvement compared with quarter two and similar to the first half. North America and Western Continental Europe, the two largest regions, showed some improvement compared with quarter two, offset by lower growth in the United Kingdom and Asia Pacific. There seems to be a growing recognition of the value of “real” data businesses, rather than those that depend on third party data and an opportunity to demonstrate meaningful and sustainable competitive differentiation through integration of media investment management and data investment management insights.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenue and net sales were up strongly at 5.4% and 5.2% in quarter three and up 4.1% and 4.5% respectively like-for-like, the strongest performing sector. All regions, showed positive net sales growth in quarter three, with particularly strong growth in the United Kingdom, Asia Pacific and Latin America. Quarter three and the first nine months both saw especially strong growth at Cohn & Wolfe and in social media content development in the USA at SJR, with financial public relations in the United Kingdom up strongly in the quarter.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency revenue grew strongly at 7.6%, with like-for-like growth of 5.1%, in quarter three. On the same basis net sales were up 7.8% and 4.3% respectively. The Group’s direct, digital and interactive and specialist communications businesses grew above the Group average, with parts of the specialist communications businesses in the United States even stronger, while branding and identity and healthcare were more challenged.

Operating profitability

In the first nine months, operating profits were well ahead of last year and net sales operating margins on a constant currency were up 0.5 margin points, well above the Group’s full year margin target of 0.3 margin points improvement and up on the first half improvement.

We are in the process of reviewing our quarter three revised forecasts. Early indications are that, although these forecasts are characteristically cautious, revenue and net sales in the final quarter of the year will show higher growth than the first nine months, against weaker comparatives last year - with an improvement in Asia Pacific, Latin America and Africa & the Middle East and that there are some concerns about growth rates continuing to slow in China in the latter part of 2015. Functionally, data investment management and public relations and public affairs, healthcare and the Group’s specialist communications businesses are forecast to be slower.

The number of people in the Group, on a proforma basis, excluding associates, was down 2.1% to 126,585 at 30 September 2015, as compared to 30 September 2014, against an increase in revenue on the same basis of 4.8% and net sales of 2.6%. Similarly, the average number of people in the Group in the first nine months of this year was down 1.8% to 124,211, compared to 126,492 for the same period last year. This reflected, in part, the transfer of 1,445 staff to IBM in the first half of 2015, as part of the strategic partnership agreement and IT transformation programme. Since the beginning of this year, the number of people in the Group has decreased by 1.2% or 1,524 at 30 September 2015 (including the 1,445 staff transferred to IBM), and also reflecting continued caution by the Group’s operating companies in hiring in a low growth environment.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a balanced combination of capital expenditure, acquisitions, dividends and share buy-backs. In the twelve months to 30 September 2015, the Group’s free cash flow was £1.452 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £1.997 billion.

The Group’s strong cash flow continues to justify the decision by the Board earlier this year to increase the dividend pay-out ratio to a target of 50% to be achieved by 2017. The interim dividend was increased by almost 37% in the first half, representing a pay-out ratio of 47.5% versus the traditionally lower 40% last year. This indicates that the newly targeted pay-out ratio of 50% should be achieved by the end of 2016, one year ahead of target. In the first nine months of 2015, 39.6 million shares, or 3.0% of the issued share capital, were purchased at a cost of £587.6 million and an average price of £14.84 per share, compared with 3.0% of the issued share capital for the whole of last year.

Average net debt in the first nine months of 2015 was £3.436 billion, compared to £3.033 billion in 2014, at 2015 exchange rates. This represents an increase of £403 million. Net debt at 30 September 2015 was £4.147 billion, compared to £3.429 billion in 2014 (at 2015 exchange rates), an increase of £718 million. The increased average and period end net debt figures reflect significant incremental net acquisition spend of £337 million and incremental share re-purchases of £37 million, more than offsetting the improvements in average net working capital during the period.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 38 transactions in the first nine months; 13 acquisitions and investments were in new markets, 27 in quantitative and digital and 5 were driven by individual client or agency needs. Out of all these transactions, 7 were in both new markets and quantitative and digital.

Specifically, in the first nine months of 2015, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, the United Kingdom, France, Germany, the Netherlands, Turkey, Singapore, Australia and New Zealand; in data investment management in the United States, Israel and Brazil; in public relations and public affairs in the United States, Germany and India; in branding & identity in the United States; in direct, digital and interactive in the United States, Belgium, Sweden, South Africa, Peru and China; in healthcare in the United States and Australia.

Outlook

Macroeconomic and industry context

Third quarter like-for-like revenue and net sales growth were stronger than quarter two and the first half, partly due to easier comparatives. In 2014, like-for-like revenue growth was 1 percentage point lower in the second half than the first half, with net sales growth 1.6 percentage points lower.

Country specific slowdowns in China and Brazil and geopolitical issues remain top of business leaders’ concerns. The continuing crisis in the Ukraine and consequent bilateral sanctions, principally affecting Russia, continued tensions in the Middle East and North Africa and the risk of possible exits from the European Community, driven by further political and economic trouble in Greece, top the agenda. Lower oil prices and first time quantitative easing in Europe and continued easing in Japan may seem to bottom or underpin the recovery. A continued, but somewhat patchy, United States recovery and United Kingdom and Indian strength may help confidence. Countries and opportunities like Indonesia, the Philippines, Vietnam, Egypt, Nigeria, Mexico, Colombia and Peru add to opportunity (and maybe even Cuba and Iran will), along with a growing recovery in Western Continental Europe, chiefly in Germany, Spain and Italy that will strengthen the economic spine. France remains soft, although there are some small signs of improvement. But there are other “grey swans”, chiefly two. First, when will the much anticipated Federal Reserve tightening happen and what effect will that have on bond and equity markets? Although interest rates are likely to remain lower, longer than many anticipate, due to mediocre growth rates, when the tightening does come, as it inevitably will, it may have a dramatic impact on bond and equity valuations, as recent gyrations in the markets indicate. Secondly, the somewhat surprising (at least to the pollsters), Conservative win at the United Kingdom General Election, has resulted in an uncertainty-stimulating European Union referendum. In addition, the reduction of the still remaining, substantial, United Kingdom budget deficit, is being re-addressed in the context of a new fixed five year political cycle.

So all in all, whilst clients are certainly more confident than they were in September 2008 post-Lehman, with stronger balance sheets (over $7 trillion in net cash and limited leverage), sub-trend long-term global GDP growth at around 3.0-3.5% real and 3.5-4.0% nominal, combined with these levels of geopolitical uncertainty; and with low inflation or fears of deflation resulting in limited pricing power; and with short-term focused activist investors and strengthened corporate governance scrutiny, make them unwilling to take further risks.

They, therefore, focus on costs, rather than revenue growth. If you are trying to run a legacy business, at one end of the spectrum you have the disrupters like Uber and Airbnb and at the other end you have the cost-focused models like 3G in fast moving consumer goods, and Valeant and Endo in pharmaceuticals, whilst in the middle, hovering above you, you have the activists led by such as Nelson Peltz, Bill Ackman and Dan Loeb, emphasising short-term performance. Not surprising then, that corporate leaders tend to be risk averse. Procurement and finance take the lead over marketing and investment and suppliers are encouraged to play the additional roles of banks and/or insurance companies. At best, clients focus on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment, not a cost. We see little reason, if any, for this pattern of behaviour to change in the last quarter of 2015 or 2016, with continued caution being the watchword. There is certainly no evidence to suggest any such change in behaviour so far in 2015, although one or two institutional investors, including BlackRock and Legal & General and the United Kingdom Government itself, are saying that they are tiring of some companies’ total focus on short-term cost cutting and would favour strategies based more on the long-term and top line growth and the end to quarterly reporting. In addition, a group focusing on the importance of long-term growth and investment is being led by Dow Chemicals and McKinsey among others.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky route than investing in marketing and brand and hence growing market share, particularly as equity valuations have been, at least until recently, strong. The recent, record, spike in merger and acquisition activity may be driven more by companies running out of cost-reduction opportunities and trying to find new ones, rather than trying to find revenue growth opportunities or synergies.

It is early in our 2016 three year planning and budget cycles but at this point in time the pattern for next year looks very similar to 2015, but with a boost from maxi-quadrennial events, like the visually stunning Rio Olympics and Paralympics, the less visually stunning United States Presidential Election and the UEFA EURO 2016 Football Championships. Historically, these events have boosted advertising and marketing services investment by around 1%. Forecasts of worldwide real GDP growth for 2016 still hover around 3.0-3.5% and nominal GDP growth of around 3.5-4.0%. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-advertised faster growing markets.

Financial targets

For 2015, reflecting the first nine months performance, our targets remain:

•	Like-for-like net sales growth of over 3.0%, despite a worldwide softening in the GDP growth rate

•	Target operating margin to net sales improvement of 0.3 margin points on a constant currency basis

In the final months of 2015, our prime focus will remain on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity, effectiveness and horizontality. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2014 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7% of revenue and net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have, in addition, decided that an even more significant proportion, one-third, of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2015. This may be increased to one-half in 2016. Horizontality has been accelerated through the appointment of 45 global client leaders for our major clients, accounting for approaching one third of total revenue of almost $19 billion and 17 country and regional managers in a growing number of test markets and sub-regions, amounting to about half of the 112 countries in which we operate. Emphasis has been laid on knowledge-sharing in the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media, sport and entertainment.

The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the fast-moving consumer goods, travel and pharmaceutical industries and in shopper marketing and the resulting “team” pitches. Whilst talent and creativity (in its broadest sense) remain the key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis and AppNexus; through integration of data investment management, for example, Kantar and Rentrak and comScore, which pleasingly have now decided to combine; and lastly investment in content, for example, Imagina, Vice, Refinery 29, Truffle Pig, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital, Chime and Bruin.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

•	Revenue and net sales growth greater than the industry average

•	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

•	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

We will be holding an Investor Briefing on 18 November in London to provide a more detailed update on businesses in China and recent trends in media investment management, two areas that investors seem particularly interested in at the moment. The meeting will be chaired by WPP CEO, Sir Martin Sorrell, with presentations from several key senior managers in the business. There will be a live webex of that meeting. Further details will be posted on our website in due course.

For further information:

Sir Martin Sorrell	}

Paul Richardson	}

Chris Sweetland	}	+44 20 7408 2204

Feona McEwan	}

Chris Wade	}

Kevin McCormack	}

Fran Butera	}	+1 212 632 2235

Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.